Exhibit 4.5

Summary of Free Share Plans

The following description is a summary of the principal features of the following free share plans of Abivax SA (the “Company”) having U.S. beneficiaries being registered on the Company’s Registration on Form S-8 to which this description is an exhibit: AGA-2025-6, AGA-2025-7, AGA-2025-8 and AGA-2026-1.

Free Shares (actions gratuites) are allotted for free to holders. The issuance of the Free Shares occurs automatically at the end of the vesting period (période d’acquisition), subject to the fulfilment of the vesting conditions (if any), by way of a capital increase, which will be realized by debiting the unavailable reserve (réserve non disponible) established for this matter.

Administration. Pursuant to authorizations granted at the Company’s annual meeting, the Company’s board of directors determines the recipients, the number of free shares to be granted and the terms and conditions of the free shares, including their vesting calendar and conditions.

Underlying shares. Each Free Share gives the right to one (1) ordinary share.

Allocation. The Company’s Free Shares are generally granted to executive officers, directors, or employees of the Company or its subsidiaries.

Vesting periods and conditions. The Free Shares vest as follows:

a)	for the Free Shares 2025-6:

•	50% of the Free Shares 2025-6 allocated shall vest two years from the grant (i.e., on May 28, 2027);

•	25% of the Free Shares 2025-6 allocated shall vest three years from the grant (i.e., on May 28, 2028); and

•	25% of the Free Shares 2025-6 allocated shall vest four years from the grant (i.e., on May 28, 2029).

A condition of presence is applicable to all Free Shares 2025-6.

b)	for the Free Shares 2025-7:

•	50% of the Free Shares 2025-7 allocated shall vest two years from the grant (i.e., on August 1st, 2027);

•	25% of the Free Shares 2025-7 allocated shall vest three years from the grant (i.e., on August 1st, 2028); and

•	25% of the Free Shares 2025-7 allocated shall vest four years from the grant (i.e., on August 1st, 2029).

A condition of presence is applicable to all Free Shares 2025-7.

c)	for the Free Shares 2025-8:

•	50% of the Free Shares 2025-8 allocated shall vest two years from the grant (i.e., on November 13, 2027);

•	25% of the Free Shares 2025-8 allocated shall vest three years from the grant (i.e., on November 13, 2028); and

•	25% of the Free Shares 2025-8 allocated shall vest four years from the grant (i.e., on November 13, 2029).

A condition of presence is applicable to all Free Shares 2025-8.

d)	for the Free Shares 2026-1:

•	50% of the Free Shares 2026-1 allocated shall vest two years from the grant (i.e., on February 5, 2028);

•	25% of the Free Shares 2026-1 allocated shall vest three years from the grant (i.e., on February 5, 2029); and

•	25% of the Free Shares 2026-1 allocated shall vest four years from the grant (i.e., on February 5, 2030).

A condition of presence is applicable to all Free Shares 2026-1.

Standard terms.

Pursuant to Article L.225-197-3, if a holder deceases during the vesting period, heirs may request, within six (6) months of the holder’s death, the immediate allocation of the Free Shares for which the condition of presence and/or the applicable performance condition(s), if any, have been met as of the date of the holder’s death.

In the event that the vesting period expires prior to the second anniversary of the grant of the Free Shares, a lock-up period is applicable to the Free Shares until the date of the second anniversary of the grant. Free Shares vesting after the second anniversary of the grant are not subject to lock-up.

Additionally, all Free Shares are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the company and resulting in a change of control of the company.